Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     GOLDCORP'S PENASQUITO MINE ACHIEVES COMMERCIAL PRODUCTION

     Toronto Stock Exchange: G
     New York Stock Exchange: GG

     VANCOUVER, Sept. 12 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) is pleased to announce the declaration of commercial production at the Penasquito mine in
Zacatecas, Mexico.

     Penasquito Mine Status Highlights

     <<
     -   Combined 30-day average throughput rate in excess of 70,000 tonnes per day, including peak daily throughputs as high as 105,000 tonnes.
     -   Construction of 30,000 tonne-per-day capacity high pressure grinding roll (HPGR) circuit on track for completion in early October.
     -   Full production ramp-up to designed 130,000 tonne-per-day capacity on schedule for early 2011.
     -   Concentrate sales ramping up according to expectations.
     -   On track to meet 2010 gold production guidance of 180,000 ounces.
     >>

     "Over the course of its construction and production ramp-up, Penasquito has achieved every significant operational milestone on schedule, culminating in today's declaration of commercial production," said Steve Reid, Executive
Vice President and Chief Operating Officer of Goldcorp. "Concentrates from both process lines are now being routinely produced and sold as expected to our smelter partners around the world. As this successful ramp-up continues, our shareholders are well-positioned to reap the benefits in the form of rapidly accelerating cash flows over the next several years.
     "The ability of our mine development team to complete this important project on schedule and on budget illustrates the skills and expertise of our mine-building team. We will apply these skills to our industry-leading suite of growth projects which include Cochenour at Red Lake, Eleonore in Quebec, El
Morro in Chile, the Noche Buena and Camino Rojo satellite projects near
Penasquito and the recently-acquired Cerro Negro project in Argentina."
     Penasquito has a designed processing capacity of 130,000 tonnes per day, consisting of two 50,000 tonne per day capacity sulphide processing lines
(Lines 1 and 2) and the 30,000 tonne per day capacity HPGR circuit. Line 1 is consistently operating at design capacity and Line 2 is ramping up, already reaching a peak daily throughput of 56,170 tonnes. Construction of the HPGR circuit is well advanced, with commissioning due to commence in early October.
     Gold production is expected to ramp up throughout the remainder of 2010, on track with issued guidance of 180,000 ounces. Penasquito is expected to reach full design capacity in early 2011. Over its 23-year mine life, the operation is expected to produce an annual average of 500,000 ounces of gold,
28 million ounces of silver, 450 million pounds of zinc, and 200 million pounds of lead at net negative by-product cash costs.
     The Company continues to advance a number of initiatives to further enhance the economics at Penasquito and develop exploration projects in the district. The potential for significant supplemental gold production from the
Noche Buena satellite oxide deposit continues to grow, with a scoping study expected to be completed by year-end. Permitting and ore body analysis continues at Camino Rojo, another potential source of satellite gold production. Deep drilling at Penasquito has recently intersected a new sulphide manto deposit on the east side of the Penasco pit that demonstrates similar characteristics to existing high grade manto resources. The results continue to support the potential for a concurrent high grade underground operation with an opportunity to further supplement core Penasquito production. Progress has continued on the in-pit crushing and conveying (IPCC)
system that is expected to provide significant capital and operating savings compared to conventional truck-only haulage, with completion remaining on track for 2013.
     Goldcorp is North America's fastest growing senior gold producer. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

     Cautionary Note Regarding Forward-Looking Statements

     This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995
and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc.
Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected",
"budget", "scheduled", "estimates", "forecasts", "intends", "anticipates",
"believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could",
"would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.
Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations;
changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors"
in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by
Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

     %CIK: 0000919239

     /For further information: Jeff Wilhoit, Vice President, Investor
Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001,
E-mail: info(at)goldcorp.com, website: www.goldcorp.com/
     (G. GG)

CO:  Goldcorp Inc.

CNW 14:48e 12-SEP-10